I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [ ]       MERGER

      [X]       LIQUIDATION

      [ ]       ABANDONMENT OF REGISTRATION
                (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]       Election of status as a BUSINESS DEVELOPMENT COMPANY

                (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)


2.    Name of fund:
      Tomorrow Funds Retirement Trust

3.    Securities and Exchange Commission File No.:
      811-07315; 033-60841

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application                 [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      One New York Plaza, New York, New York 10004.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Timothy F. Silva, Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, (617) 526-6502.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
      270.31a-1, .31a-2]:

      Tomorrow Funds Retirement Trust, One New York Plaza, New York, New York 10004, (800) 223-3332; The Boston Safe Deposit and Trust Company, One Boston Place, Boston, Massachusetts 02109, (617) 722-7000; and PFPC, Inc., P.O. Box 60448, King of Prussia, PA 19406-0448, (800) 223-3332.

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]       Management company;

      [ ]       Unit investment trust; or

      [ ]       Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]       Open-end             [ ]       Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

      Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Weiss, Peck & Greer, L.L.C., One New York Plaza, New York, New York 10004, has been the fund's investment adviser since inception.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Provident Distributors, Inc. (formerly First Data Distributors, Inc.), Four Falls Corporate Center, Suite 600, West Conshohocken, Pennsylvania 19428-2961 served as the fund's principal underwriter since 1999. Prior to 1999, the fund did not have a principal underwriter.

13.   If the fund is a unit investment trust ("UIT") provide:

       (a)       Depositor's name(s) and address(es):

       (b)       Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

       [ ]       Yes                  [ ]       No

       If Yes, for each UIT state:

                                Name(s):

                 File No.:  811-______

                            Business Address:

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]       Yes                  [ ]       No

               If Yes, state the date on which the board vote took place:

                           April 19, 2000

                           If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]       Yes                  [X]       No

               If Yes, state the date on which the shareholder vote took place:

               If No, explain: A shareholder vote to liquidate the fund was not required by the fund's declaration of trust or by-laws.

II.        DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [X]  Yes                  [ ]       No

           (a) If Yes, list the date(s) on which the fund made those distributions:
                             July 31, 2000

           (b)  Were the distributions made on the basis of net assets?

                [X]       Yes                  [ ]       No

           (c)  Were the distributions made PRO RATA based on share ownership?

                [X]       Yes                  [ ]       No

           (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

           (e)  LIQUIDATIONS ONLY:
                Were any distributions to shareholders made in kind?

                [ ]       Yes                  [X]       No

                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.        CLOSED-END FUNDS ONLY:
           Has the fund issued senior securities?

           [ ]       Yes                  [ ]       No

           If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:



18. Has the fund distributed ALL of its assets to the fund's shareholders?

           [ ]       Yes                  [X]       No

           If No,
           (a) How many shareholders does the fund have as of the date this form is filed? None.

           The fund has distributed all of its NET assets to shareholders, but has retained a small amount of its assets necessary to satisfy the fund's accrued but unpaid expenses. See response to question 20 below.

           (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [ ]       Yes                  [X]       No

           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       ASSETS AND LIABILITIES

20.        Does the fund have any assets as of the date this form is filed?
           (SEE QUESTION 18 ABOVE)

           [X]       Yes                  [ ]       No

           If Yes,
           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           As described above, the fund distributed to shareholders PRO RATA all of its NET assets. The fund has, however, retained a small amount of cash necessary to pay its remaining accrued but unpaid expenses in connection with the liquidation. In addition, the fund has received proceeds from certain class action litigation settlements to which the fund was a party. As of the date of this filing, the amount of cash retained by the fund is approximately $30,700, which (after deducting remaining expenses in connection with the liquidation) will be distributed pro rata to shareholders listed on the fund's books as of the liquidation date.

           (b)       Why has the fund retained the remaining assets?

           In order to satisfy fund expenses that were accrued but unpaid at the time of liquidation.

           (c)   Will the remaining assets be invested in securities?

                 [ ]       Yes                  [X]       No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [X]       Yes                  [ ]       No


           If Yes,
           (a)   Describe the type and amount of each debt or other liability:

           Please see response to question 20.

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

           Please see response to question 20.

IV.        INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.        (a)   List the expenses incurred in connection with the Merger
            or Liquidation:

                     (i)       Legal expenses:

                               $3,000

                     (ii)      Accounting expenses:

                               [N/A]

                     (iii)     Other expenses (list and identify separately):

                               [N/A]

                     (iv)      Total expenses (sum of lines (i)-(iii) above):

                               $3,000

           (b)       How were those expenses allocated?

                     All expenses allocated pro rata.

           (c)       Who paid those expenses?

                                    The fund.

           (d)       How did the fund pay for unamortized expenses (if any)?

                     N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [ ]       Yes                  [X]       No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.         CONCLUSION OF FUND BUSINESS

24.        Is the fund a party to any litigation or administrative proceeding?

           [ ]       Yes                  [X]       No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ]       Yes                  [X]       No

           If Yes, describe the nature and extent of those activities:

VI.        MERGERS ONLY

26.        (a)       State the name of the fund surviving the Merger:

           (b) State the Investment Company Act file number of the fund surviving the Merger: 811-__________

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Tomorrow Funds Retirement Trust, (ii) he is the Secretary of Tomorrow Funds Retirement Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                /S/ JOSEPH J. REARDON
                                                -------------------------------
                                                Joseph J. Reardon
                                                Secretary